

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Jim Mintern
Chief Financial Officer
CRH Public Limited Company
Stonemason's Way
Rathfarnham
Dublin 16, Ireland

> **Re: CRH Public Limited Company**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 001-32846**

Dear Jim Mintern:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing